Sub-Item 77M: Mergers

Shareholder Meeting Results (Unaudited)

The following proposal was addressed and approved at a Special Meeting of Shareholders held on January 26, 2010.

Proposal to approve a plan of reorganization providing for the acquisition of all the assets and liabilities of Hartford Value Opportunities HLS Fund (the “Acquired Fund”) by Hartford Value HLS Fund (the “Acquiring Fund,” solely in exchange for shares of the Acquiring Fund, followed by a complete liquidation of the Acquired Fund.

Fund:  Hartford Value Opportunities HLS Fund
For:  21,573,123.879
Against: 1,142,181.575
Abstain: 2,295,085.436